OppFi Inc. 130 East Randolph Street, Suite 3400 Chicago, IL 60601 www.oppfi.com Pamela Johnson pjohnson@oppfi.com T 309.208.4933
March 5, 2024
Via Edgar
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: John Stickel and Christian Windsor

Re:
OppFi Inc.
Post-Effective Amendment No. 4 to Form S-1 on Form S-3 Registration Statement
File No. 333-258698
Filed December 7, 2023

Acceleration Request
Requested Date: March 7, 2024
Requested Time: 8:00 A.M., Eastern Time

Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), OppFi Inc. (the “Company”) hereby requests that the effective date of the Company’s Post-Effective Amendment No. 4 to the Registration Statement on Form S-3, Registration Number 333-258698 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 8:00 a.m. Eastern Time, on March 7, 2024, or as soon as practicable thereafter or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Joshua M. Samek, Esq. of Sidley Austin LLP at (305) 391-5210 or jsamek@sidley.com. Thank you for your assistance with this filing.

Division of Corporation Finance
March 5, 2024

Very truly yours,

/s/ Pamela Johnson

Pamela Johnson
Chief Financial Officer

cc:	Joshua M. Samek, Esq.
Sonia Gupta Barros, Esq.
Sidley Austin LLP